Exhibit 99.1

VCI Global CEO Purchases Shares on the Open Market, Reinforcing Confidence in the Company’s Growth

November 21, 2025 | Globe Newswire

KUALA LUMPUR, Malaysia, November 21, 2025 – VCI Global Limited (NASDAQ: VCIG) (“VCI Global” or the “Company”) today announced that its Group Executive Chairman and Chief Executive Officer, Mr. Victor Hoo, has significantly expanded his ownership position in the Company through open-market purchases executed via his privately controlled investment vehicle.

The transactions, completed on November 21, 2025, were carried out in accordance with U.S. securities regulations, with full details to be furnished to the U.S. Securities and Exchange Commission (“SEC”) via Form 6-K.

The Board of Directors issued the following statement:

“Mr. Hoo’s increased open-market purchases underscore his strong conviction in VCI Global’s strategic direction and the substantial value-creation opportunities ahead. His continued accumulation reflects confidence in the Company’s multi-sector expansion across technology, cybersecurity, artificial intelligence, financial services, digital asset infrastructure, and other rapidly scaling verticals.”

This development comes on the heels of VCI Global’s recently announced share repurchase program, marking a dual demonstration of confidence from both management and the Company. Together, these actions highlight VCI Global’s belief that the market continues to undervalue its platform and growth trajectory.

As VCI Global accelerates major initiatives across enterprise technology, advisory services, digital infrastructure, and capital markets, the Company remains focused on aggressive execution, capital efficiency, and maximizing long-term shareholder returns.

About VCI Global Limited

VCI Global Limited is a cross-sector platform builder at the forefront of technology and financial architecture. The Company focuses on developing and scaling platforms across artificial intelligence, encrypted data infrastructure, digital treasury systems, and next-generation capital market solutions.

By integrating technology innovation with financial ecosystems, VCI Global enables enterprises, governments, and institutions to capture opportunities in the evolving digital economy. The Company’s strategy is centered on building scalable platforms that deliver resilience, efficiency, and long-term value across multiple high-growth sectors.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements are based only on our current beliefs, expectations, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

For media queries, please contact:

VCI GLOBAL LIMITED

enquiries@v-capital.co

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